PRiCER

PRESS RELEASE

from Pricer AB (publ) April 2nd, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 1.45 p.m on Wednesday 2nd of April, 2008.

Annual General Meeting held on April 1, 2008

The Annual General Meeting of Pricer AB (publ) was held on April 1, 2008. 20 percent of total numbers of votes were present through 47 shareholders. The following major decisions were made:

Fees to the Board
Fees to the board was decided for a total of SEK 1,525,000 allocated with SEK 450,000 to the chairman, SEK 275,000 to the vice chairman and SEK 200,000 to the other members of the board. This is an increase from 800,000 previous period.

Election of Board of Directors
The meeting decided to re-elect Daniel Furman, Magnus Schmidt and Akbar Seddigh. Mikael Bragd, Bo Kastensson and Peter Larsson were elected as new members of the Board. Akbar Seddigh was appointed Chairman of the Board. Jan Forssjö and Elie Barr had declined re-election.

Mikael Bragd, born 1962, holds a BA-degree in Marketing and Finance from Stockholm School of Economics and is since 2005 Senior Vice President and Head of Electrolux North. Mr. Bragd has also worked in Speed Ventures, Duni, Pepsi Cola and Procter & Gamble.

Bo Kastensson, born 1951, holds a BA-degree from University of Lund. Mr. Kastensson is chairman of Coromatic Group AB, Caretech AB and Doro AB and he has previously worked in Bewator, Sensistor and Metric among other companies.

Peter Larsson, born 1964, holds a BS-degree in computer and system science from University of Stockholm. Mr. Larsson is since 2007 CEO of EPiServer AB and has previously worked in Protect Data, Pointsec and Ericsson among other companies.

Election of Auditor
It was decided to re-appoint KPMG Bohlins AB as auditor of Pricer and Mrs Åsa Wirén Linder will be the auditor in charge. Kari Falk was thanked after having served as auditor in charge for the last 8 years.

Formation and duties of the Nomination Committee
The meeting decided to adopt the proposal regarding the Nomination Committee's composition and duties. It was, however, decided to add one more member to the Committee to be independent and represent the small shareholders of Pricer. The Committee then consists of the chairman of the Board, one representative each of the three largest shareholders and the member mentioned above.

Decision on principles for remuneration to senior executives
The Shareholders decided to adopt the recommendation of the Board regarding principles for remuneration to senior executives with minor changes.

Authorisation to the Board to issue shares
The meeting decided to authorise the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 100,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration.

Incentive programme
The General Meeting decided to issue 20,000,000 warrants and otherwise approve the introduction of a global incentive program for employees in Pricer.

Dlw 5/19

Each warrant shall, during the period until June 30th, 2012, entitle to subscription to one new class B share. The subscription price shall be 110 per cent of the last average price paid for the Company's series B share during ten trading days immediately after the day of the Annual General Meeting. The right to subscribe for

the warrants shall only be for the wholly-owned subsidiary company, Pricer Communication AB, and shall be used for an option programme in accordance with the option plan proposed by the Board.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer *provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 27th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 16:30 p.m on Thursday 27th of March, 2008.

Proposal of the Nomination Committee

The Nomination Committee has the following proposal to pass to the Annual General Meeting:

Item 2: Election of Chairman at Annual General Meeting

Gunnar Mattsson, attorney-at-law at Advokatfirman Lindahl, is nominated to be the chairman at the Annual General Meeting

Item 10: Determination of fees to be paid to the Board of Directors and Auditors

Fees to the Board, until after the next Annual General Meeting, are proposed to amount to the following:

Total fees to amount to SEK 1,525,000 allocated as follows: The Chairman receives a fee of SEK 450,000, the Vice Chairman SEK 275,000 and other Board members SEK 200,000 each. This is an increase over last year from a total SEK 800,000. Fees or remuneration for committee work or work on the nomination committee is not proposed. Expenses for the work on the nomination committee, however, are paid for by the company. Fees to the company Auditors are proposed to amount to approved invoices.

Item 11: Election of the Board of Directors

The Board of Directors should consist of six members. Reelection is proposed for Daniel Furman, Magnus Schmidt and Akbar Seddigh. As new Board members Michael Bragd, Bo Kastensson and Peter Larsson are proposed. Elie Barr and Jan Forssjö have declined reelection. Akbar Seddigh is proposed as Chairman of the Board.

Mikael Bragd, born 1962, holds a BA-degree in Marketing and Finance from Stockholm School of Economics and is since 2005 Senior Vice President and Head of Electrolux North. Mikael Bragd has also worked in Speed Ventures, Duni, Pepsi Cola and Procter & Gamble.

Bo Kastensson, born 1951, holds a BA-degree from University of Lund. Bo Kastensson is chairman of Coromatic Group AB, Caretech AB and Doro AB and he has previously worked in Bewator, Sensistor and Metric among other companies.

Peter Larsson, born 1964, holds a BS-degree in computer and system science from University of Stockholm. Peter Larsson is since 2006 CEO of EPiServer AB and has previously worked in Protect Data, Pointsec and Ericsson among other companies.

Item 12: Election of auditor

Reelection of KPMG Bohlins AB.

For further information, please contact:
Salvatore Grimaldi, Chairman of the Nomination Committee of Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 18, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 1:30 p.m on Tuesday March 18th, 2008.

Pricer's annual report on the internet

Pricer's annual report is published on www.pricer.com today, March 18th at 1:30 p.m.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRiCER

PRESS RELEASE

from Pricer AB (publ) March 4th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 8:15 a.m on Tuesday 4th of March, 2008.

NOTICE

The shareholders in Pricer AB (publ) are hereby invited to attend the Annual General Meeting at 4:00 p.m. on 1 April 2008 at Scandic Infra City, Kanalvägen 10, in Upplands Väsby.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting (AGM)

must be recorded in their own names in the register of shareholders maintained by VPC AB (the Nordic Central Securities Depository) no later than Wednesday, 26th of March 2008, and

must notify the Company of their intention to participate in the AGM no later than 4:00 p.m. on Thursday, 27th of March 2007, by mail to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, by telephone to +46 (0)8-505 582 00, by fax to +46 (0)8-505 582 01 or by e-mail to info@pricer.com. The notification should include name, address, telephone number, personal or corporate identity number and registered holding.

To be entitled to participate in the AGM, shareholders whose shares are registered in the name of a trustee must temporarily re-register the shares in their own names. Such re-registration should be requested from the trustee well in advance of 26th March 2008.

Where appropriate, proof of authorization such as a form of proxy or certificate of registration should be sent to the Company prior to the AGM.

Agenda

1. Opening of the AGM.
2. Election of a Chairman of the AGM.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to check and sign the minutes.
6. Determination as to whether the AGM has been duly convened.
7. Address by the President of Pricer AB.
8. Presentation of the annual report and the audit report as well as the consolidated financial statements and the audit report for the Group.

9. Resolutions regarding

a) adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet,
b) allocation of the Company's profit or loss according to the adopted balance sheet,
c) discharge from liability of the members of the Board of Directors and the President.

10. Determination of fees to be paid to the Board of Directors and Auditors.

11. Election of the Board of Directors

12. Election of auditor

13. Principles for appointment of the Nomination Committee.

14. Principles for remuneration to senior executives.

15. Authorisation regarding issue of shares

16. Resolution regarding issue of share warrants and introduction of a global incentive programme

17. Authorisation for the President to make formal changes in connection with registration.

18. Adjournment of the AGM

Proposals of the Nomination Committee:

Item 2: Gunnar Mattsson, lawyer from Advokatfirman Lindahl, is proposed as Chairman of the Annual General Meeting.

Items 10: and 11: The work of the Nomination Committee is not yet completed. The Company will publish the Nomination Committee's recommendations for election of Board members and the Board Chairman and the amount of fees and remuneration as soon as these are available.

Item 12: It is proposed that KPMG Bohlins AB be re-elected the company's auditors for the period extending to the close of the 2012 Annual General Meeting. Current auditor-in-charge, Kari Falk, has completed a period of eight years as auditor. Accordingly, KPMG Bohlins AB has notified the company that it intends to appoint Authorised Public Accountant Åsa Wirén as the new auditor-in-charge.

Item 13: The Nomination Committee proposes that the Board Chairman be authorized to contact the three largest shareholders in the Company and request that each of them appoint one representative to serve on a Nomination Committee, together with the Board Chairman, for the period until the appointment of a new Nomination Committee as authorized by the next AGM. If any of the three largest shareholders refrains from appointing a representative, the shareholder next in order of voting power shall have the right to appoint a representative. The names of the members of the Nomination Committee shall be published at the latest six months before the AGM. The three largest shareholders shall be determined on the basis of the known number of votes immediately prior to the date of publication.

If, during the term of office of the Nomination Committee, one or several of the shareholders that have appointed members to the Nomination Committee are no longer among the three largest shareholders in terms of voting power, the members appointed by these shareholders shall vacate their seats on the committee and the shareholder(s) that are currently among the three largest holders of votes shall have the right to appoint representatives. However, no changes shall be made in the composition of the Nomination Committee unless there is special reason to do so, if only marginal changes in voting power have taken place or if the change occurs less than 2 months before the

AGM. A shareholder that has appointed a representative to the Nomination Committee has the right to remove such member and appoint a new member in his or her place. If a member leaves the Nomination Committee before its work is completed, the shareholder that has appointed the member shall have the right to appoint a replacement. Changes in the composition of the Nomination Committee shall be published immediately on the Company's website.

The Nomination Committee shall prepare recommendations on the following matters to be submitted to the 2009 AGM for decision: (a) election of the Board of Directors, (b) election of the Board Chairman, (c) the amount of fees to be paid to independent Board members and the apportionment between the Chairman and other members of the Board, as well as the amount of compensation for work on the committees, (d) proposal of fee to Auditors (e) election of Chairman of the AGM and (f) principles for appointment of the Nomination Committee

Proposals of the Board of Directors:

Item 9 b: The Board of Directors has decided not to propose any dividend.

Item 14: The Board of Directors proposes that AGM adopt the following principles for remuneration to senior executives. Senior executives include the President and CEO, the CFO and other members of the Group's executive management.

Pricer shall offer a total remuneration package that is market-based with respect to conditions in the country where each member of the executive management resides and that enables the Company to recruit and retain qualified senior executives. Remuneration to senior executives shall consist of basic salary, a variable salary component, pension and other customary benefits.

Basic salary is determined individually and is based on each executive's role, performance, results and responsibilities. The level of salary shall be market-based and shall be reviewed annually. The variable salary component is based on the attainment of financial targets and individually set goals.
The amount of variable salary shall not exceed the basic salary.

The pension benefits of senior executives shall be market-based and should be of the defined-contribution type or comparable to a public pension plan.

In order to encourage senior executives to align their long-term objectives with those of the Company's shareholders, the Company shall be able to offer incentives in the form of share-based instruments, in addition to salary, pension and other forms of compensation.

In the event of termination of employment from the company's side the President has a notice period of 12 months and six months if the termination is from the Presidents side. The notice period for other senior executives varies, but may in no case exceed 12 months. Senior executives are not entitled to termination benefits.

The Board of Directors shall have the right to deviate from the above guidelines if the Board deems this to be motivated by special reasons in an individual case.

Item 15: The Board of Directors proposes that AGM authorize the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 100,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration. The authorisation shall only be used for acquisition of companies, businesses, intangible assets or other assets.

Item 16: The Board of Directors proposes that the Annual General Meeting resolve to issue share warrants and, in all other relevant respects, to approve the measures described below for the introduction of a global incentive programme.

The Board of Directors proposes that the AGM shall issue 20,000,000 warrants. Each warrant shall, during the period until June 30, 2012, give entitlement to subscription of one new class B share. The subscription

price shall be 110 per cent of the last average price paid for the Company's B share during ten trading days immediately after the day of the Extraordinary General Meeting. The right to subscribe for the warrants shall pertain only to the wholly-owned subsidiary company, Pricer Communication AB, and shall be used for a warrant programme in accordance with the warrant plan proposed by the Board. Full exercise of the warrants will increase share capital by SEK 2,000,000.

In Sweden and the United States, the employees will be offered to choose to acquire warrants at a market price established in accordance with accepted valuation principles or receive employee stock options. The warrants shall be freely convertible, but right-of-first-refusal agreements will be entered into with the employees, according to which, the employees will be obliged to offer the warrants to those having the right of first refusal at a market price under certain conditions.

Employee stock options will be issued to employees outside Sweden, primarily in France and Israel, and to employees in Sweden and the US who so wish. The options will be vested over a period of three years, subject to continued employment in the Group. Employee stock options are non-transferable. To a certain extent, the terms and conditions will be adapted to national legislation, in order to ensure correct treatment for tax purposes in the particular country, which means that the regulations will differ from country to country.

The reason for not applying the pre-emption right of shareholders is that the Company has found it appropriate to be able to offer all employees participation through a correctly weighted incentive programme, in which they will be given the opportunity to share in the favourable development of the Company. The existence of such a programme is also assessed to increase the possibility of attracting and retaining qualified employees. The corresponding option programme from 2007 was appreciated and had the intended favourable effects.

Documents to the General Meeting

The Annual report and the audit report for 2007 and the resolutions of the Board and motions for resolutions regarding items 14-16 will be made available on the Company's website as from March 18, 2008. Because of the expense these documents will only be distributed to the shareholders who request them and provide their postal address.

Sollentuna, March 2008

Pricer AB (publ)
The Board of Directors

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) February 25th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 2.45 p.m on Monday 25th of February, 2008.

Pricer launches the first fully scalable wireless graphical ESL supported by an ESL platform

Pricer has unveiled at Euroshop the first mainstream scalable graphical Electronic Shelf Label (ESL) supported by its existing platform. The DotMatrix (DM ESL) is capable of much more than conventional ESL devices. They display what a paper label can display, in its exact typeface and layout, including a readable barcode for store operations and self scanning needs. "The new DM ESL takes away the last hurdles for retail with electronic shelf edge display," says Charles Jackson, Pricer CEO, "DM ESL brings together all the benefits of ESL with all the benefits of paper."

Already, Pricer has been answering two main retail needs with the launch of its larger range of DotMatrix displays. Firstly, Pricer has been complementing its standard grocery retail offer with wireless display solutions for areas where no segment based ESLs have been adequate, such as Fruit and Vegetable and deli counters, for reasons of information flexibility or customer readability. "Every Pricer store is able to support seamlessly these new display devices," says Charles Jackson, "and we are even making many new installations in competitor installed stores." Pricer has also been able to extend the use of ESL into big box retail such as DIY, office supply and electronics with the combination of segment based and pixel based displays. "Our recent mix of new business includes some of the leading Europeans and US big box retailers who now can address their entire pricing needs,' adds Mr. Jackson.

Now, on the basis of this new technology, Pricer is expanding its ESL offering to specialty retailing such as perfume stores, liquor stores and duty frees stores. The DM ESL is more expensive than the standard segment-based ESL devices and will not replace Pricers continuum ESL family. However, Pricer will introduce the DM ESL into hypermarkets, for their category specialty areas such as pharmacy and perfume areas, where information, customer comfort and operational benefit go hand in hand. "In our drive to bring down the total cost of ownership, "adds Mr. Jackson, "we are extending our offering to address all wireless store needs, clearly positioning Pricer as the leader in the industry.

The display relies on new graphical technology termed bi-stable, which is perfectly suited for retail needs. In essence it is a matrix-controlled display that has information storage at the display surface, enabling a pixel graphical representation with very low power needs. While most ESL companies only offer segment based liquid crystal Displays (LCD), today Pricer is the only ESL provider offering scalability in both solutions under one platform.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) February 11th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 13:45 p.m on Monday 11th of February, 2008.

PRICER ESL PLATFORM BREAKTHROUGH QUADRUPLES COMMUNICATION SPEED WITH EXISTING INFRASTRUCTURE

Pricer, the leader in Electronic Shelf labels (ESL), announces today a system breakthrough which vastly increases its existing infrastructure communication speed.

The Pricer platform, based on diffused Infrared light, delivers a speed of more than 50 000 full ESL updates per hour as measured by industry standards, making it by far the industry leader compared to radio solutions. The new speed will ensure a minimum of 200 000 information updates per hour, bringing increased flexibility to retailers for price optimization and inventory information updates, as well as supporting Pricer's new product offering DotMatrix™, wireless pixel-based graphical displays, also termed bi-stable or electronic paper.

"We are seeing wireless communication needs in food retail increase greatly", says Charles Jackson, Pricer CEO, "as stores continue to implement aggressive price optimization strategies while complementing their ESL solutions with our DotMatrix™ pixel-based displays." Pricer is the first and only ESL Company to support both segment-based and pixel-based displays under the same wireless platform. "In essence," adds Charles Jackson, "this is a version of Moore's law on the doubling of computing speed being realized in wireless store communication, and Pricer will lead it in scalability, flexibility and system performance."

Pricer's system philosophy has been to ensure that a store, no matter what its size, can make a full update of its ESL system within approximately 1 hour, including full inventory information. With the introduction of DotMatrix™, Pricer has sought to ensure that operational flexibility is not affected. "If a store needs to update 5 000 wireless displays, whether segment based or pixel-based," adds Mr. Jackson, "they must be able to immediately. Our system should not dictate the rules, the retailer should. This is at the very core of our system."

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) January 31, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 4:15 pm on Thursday January 31, 2008.

METRO C&C ACCELERATES ESL DEPLOYMENT

Metro Cash & Carry Germany, a unit of the world's third largest retailer, has accelerated their deployment of their ESL upgrade program in Germany. Orders have been placed for the replacement of all labels in the last 18 Cash & Carry stores with a total value of over SEK 20 Million (3.1 MUSD) with deliveries taking place during Q1 and Q2 2008.

The program was launched in September 2006 and was planned over three years, but store demand has led the company to accelerate the deployment as well to expand the program worldwide.

"Since the original agreement, Pricer has been committed to providing Metro with the industrial flexibility to manage their ESL program," said Charles Jackson, CEO of Pricer. Today, Metro has installed over 100 Cash and Carry stores with Pricer in more than 8 countries. "The fact that two of the world's largest retailers have selected ESL and Pricer is a source for pride within our organization. We see both retailers taking us to more than 20 countries now, making wireless shelf display for price and stock control a standard for their store operation."

About Metro:
Metro Group operates in 30 countries and employs approximately 250,000 people worldwide. The company is divided into four business units Cash & Carry, Food Retailing, Nonfood Specialty Stores and Department Stores, serving both businesses and consumers. Brand names like Metro Cash & Carry, Real, Media Markt, Saturn and Galeria Kaufhof are all well known in the market.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) January 31, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 3:15 p.m on Thursday January 31, 2008.

Eroski's integrated Hypermarkets choose Pricer ESL

Spain's second largest retailer, Eroski, has placed an initial order for 4 Hypermarkets comprising over 100,000 ESL to be installed within the next three months. Eroski has indicated their intention to install a minimum of 6 hypermarkets with Pricer in 2008. The order will be deployed by Pricer's partner, Versia Soluciones.

"We are proud of Eroski's decision" says Oron Branitzky, Vice president Sales for Pricer. "While Eroski is a cooperative and some stores have preferred a more economical solution, Eroski's integrated IT has, following a pilot program, preferred Pricer for hypermarkets under their direct responsibility. "We are quit confident," added Mr. Branitzky, "that with these installations, the entire Eroski organization will at the end of 2008 understand the value price flexibility, stock management and new display technologies."

Today, Pricer is the choice for all Spanish integrated deployments, such as Carrefour, Cepsa and Metro (Makro). "Retailers with advanced IT departments select Pricer and we have already installed over 2 million ESL in Spain," says Mr. Branitzky. "We are running pilot installations with several other chains where scalability and bandwidth are the foundations of the evaluations."

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END